UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30030 / April 10, 2012

_____

In the Matter of   :
                                                                                      :
COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC   :
COLUMBIA FUNDS SERIES TRUST   :
COLUMBIA FUNDS SERIES TRUST I   :
COLUMBIA FUNDS SERIES TRUST II   :
COLUMBIA FUNDS VARIABLE INSURANCE TRUST   :
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I   :
COLUMBIA FUNDS VARIABLE INSURANCE TRUST II   :
COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC   :
COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.   :
                                                                                      :
225 Franklin Street   :
Boston, MA 02110   :
                                                                                      :
(812-13955)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Columbia Funds Master Investment Trust, LLC; Columbia Funds Series Trust; Columbia Funds
Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Insurance Trust;
Columbia Funds Variable Insurance Trust I; Columbia Funds Variable Series Trust II; Columbia
Management Investment Advisers, LLC; and Columbia Management Investment Distributors,
Inc. filed an application on September 8, 2011, and an amendment to the application on February
28, 2012 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from rule 12d1-2(a) under the Act. The order permits open-end
management investment companies relying on rule 12d1-2 under the Act to invest in certain
financial instruments.

On March 13, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 29980). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Columbia Funds Master Investment Trust, LLC et al. (File No. 812-13955) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary